STIRLING BRIDGE GROUP, INC.

37 N. ORANGE AVE., STE. 500

ORLANDO, FL. 32801

December 16, 2022

Mr. Robert Arzonetti

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

Washington, DC

Re: Amendment No. 2 to Offering Statement on Form 1-A Filed November 30, 2022

File No. 024-12064

Dear Messrs. Arzonetti and Williamson,

Stirling Bridge Group, Inc. is in receipt of your Comment Letter dated December 16, 2022 and responds to same as follows:

Cover Page

1. Please refer to your response to comment 1. Please revise the first bolded legend on the offering circular cover page to conform with the legend required by Rule 253(f) of the Securities Act. See section (a)(3) of Part II to Form 1-A.

RESPONSE: We have filed an Amended Form 1-A as of today and we have included the Legend specified in Rule 253(f) accordingly.

Stirling Bridge Group, Inc.

By:	/s/ Jim Byrd
Jim Byrd, President